Lightspeed to Acquire ShopKeep to Accelerate Digital Transformation of SMBs Across the United States

Landmark deal by global, cloud commerce leader grows Lightspeed’s U.S. footprint by more than 20,000 customer locations following listing on the New York Stock Exchange

MONTREAL, Nov 5th, 2020: Lightspeed POS Inc. (NYSE and TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced it has entered into a definitive agreement to acquire ShopKeep Inc. (ShopKeep), a leading cloud commerce platform provider based in New York City. This acquisition reinforces Lightspeed’s status as a clear category leader for complex retailers and restaurateurs seeking to modernize their operations as the global economy undergoes unprecedented digital acceleration.

COVID-19 is forcing independent businesses to urgently replace legacy point-of-sale systems in order to remain operational and safely adapt to evolving consumer behaviors. The scale achieved by the combination of Lightspeed and ShopKeep presents retail and restaurant business owners in the United States with enhanced resources to pivot their operations. Lightspeed’s analytics, loyalty, eCommerce, and payments modules, in addition to its multi-location solution, will offer ShopKeep’s customer base the opportunity to enhance their capabilities.

The acquisition immediately expands Lightspeed’s U.S. market share, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omnichannel commerce solutions. Following the closing of the acquisition, Lightspeed will serve over 100,000 customer locations1 worldwide, generating approximately $33 billion USD in gross transaction volume2 (GTV).

“ShopKeep’s commitment to enabling independent businesses to dream big and rise above industry and economic challenges is deeply aligned with our own mission to power the future of commerce,” said Dax Dasilva, Founder and CEO of Lightspeed. “This acquisition will bring ShopKeep merchants, small and medium-sized businesses that make up the backbone of the U.S economy, into the Lightspeed family, providing them even more crucial product innovation and world-class support as they drive the reinvention of American commerce.”

The acquisition will generate strong expected synergies resulting from increased GTV, the ability to leverage integrated go-to-market resources and a combined payments opportunity. Once closed, Lightspeed’s acquisition of ShopKeep will follow the successful integration of multiple premier platforms that experienced accelerated growth following their acquisitions by Lightspeed, including that of Montréal-based Chronogolf, Sydney-based Kounta and Berlin-based Gastrofix.

“We believe uniting with Lightspeed highlights and amplifies our shared vision to deliver industry leading commerce enablement for small and medium-sized businesses,” said Michael DeSimone, CEO of ShopKeep. “Our partnership sets the stage to help business owners navigate
1 Key Performance Indicator. See “Key Performance Indicators”
2 Key Performance Indicator. See “Key Performance Indicators”

through challenging times, keep pace with rapid change and adapt quickly to meet the rising demands of today’s customers.”

Details of transaction:

ShopKeep generated revenue of approximately $50 million3 and GTV of approximately $7 billion in the trailing twelve month period ending September 2020. Lightspeed will acquire ShopKeep for a total estimated consideration of approximately $440 million, satisfied by way of payment on closing of $145.2 million in cash and the issuance of 9,500,000 subordinate voting shares in the capital of Lightspeed, subject to the adjustment mechanisms outlined in footnote 4 below.4 The deal, which is subject to customary closing conditions and post-closing working capital adjustment, is expected to close before the end of the company’s quarter ending December 31, 2020.

Additional details regarding this transaction will be communicated during Lightspeed's Fiscal Second Quarter 2021 Financial Results Conference Call, which is scheduled for Thursday, November 5, 2020.

RBC Capital Markets acted as advisor to Lightspeed on the transaction.

About ShopKeep

ShopKeep’s platform is used by more than 20,000 retailers and restaurant customer locations nationwide. ShopKeep enables business owners to start and grow their businesses by accepting any type of payment and providing essential features such as automatic inventory tracking, employee management and real time sales reporting.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

3 Calculated in accordance with U.S. GAAP
4 Share consideration will be 9,500,000 subordinate voting shares in the capital of Lightspeed, provided the volume weighted average price of a Lightspeed subordinate voting share on the New York Stock Exchange for the five days immediately preceding the closing date (VWAP) falls within the range of $21.35 to $39.65. If the VWAP falls below or above the indicated range, the share consideration shall be adjusted to the number of subordinate voting shares equal to $206.4 million divided by the VWAP or $383.2 million divided by the VWAP, respectively. In each case, the share consideration is subject to downward adjustment based on Lightspeed’s assumption on the closing date of outstanding awards under ShopKeep’s stock option plan. The purchase price as determined in accordance with IFRS will be based on the quoted price of Lightspeed’s subordinate voting shares on the New York Stock Exchange on the closing date.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites.

Gross Transaction Volume. “Gross Transaction Volume” or GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook, and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, key performance indicators, market position, expected acquisition outcomes and synergies, performance, achievements, prospects or opportunities, the markets in which we operate and our and ShopKeep’s customers is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

For more information, please visit: www.lightspeedhq.com
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